PMX Communities, Inc.
                     Technology Business Incubator
                       Research & Development Park
                        3701 FAU Blvd, Suite 210
                          Boca Raton, FL 33431
                             561-210-5349


December 9, 2009

Ryan Houseal
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202)551-3105

Re:   Acceleration of Effective Date
      PMX Communities, Inc.
      Registration on Form S-1
      File No. 333-161699

Dear Mr. Houseal:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on
Form S-1.   We request an effective date of Friday, December 11, 2009
at 4:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.   We
hereby acknowledge that:
  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  - the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

PMX Communities, Inc.


By: /s/Dennis Carrasquillo
    ----------------------
    Dennis Carrasquillo
    Chief Executive Officer